Form 10-K, Exhibit 13
period 1994-12-31
JOSLYN CORP /IL/
filed 1995-05-03
CIK 54045

Financial Highlights
Joslyn Corporation and Subsidiaries


                                     						   1994            1993
========================================================================

Net Sales                                  $216,177,000    $217,707,000
Income from Business Segments before
  Special Charges *                          24,396,000      27,793,000
Income from Business Segments                20,346,000      27,793,000
Income (Loss) before Income Taxes           (20,430,000)     22,770,000
Income Tax (Provision) Benefit                9,250,000      (7,900,000)
Net Income (Loss)                           (11,180,000)     14,870,000
Cash Dividends                                8,551,000       8,224,000
- ------------------------------------------------------------------------
Per Share Amounts:
Net Income (Loss)                          $      (1.57)   $       2.10
Cash Dividends                                     1.20            1.16
Book Value                                        11.27           13.97
- ------------------------------------------------------------------------
Working Capital                            $ 75,959,000    $ 73,041,000
Net Property, Plant and Equipment            37,955,000      39,984,000
Capital Expenditures                          3,434,000       3,428,000
Depreciation                                  5,313,000       5,178,000
Total Assets                                177,504,000     162,282,000
Shareholders' Equity                         80,626,000      99,235,000
- ------------------------------------------------------------------------
Number of Employees                               1,975           2,025
Number of Shareholders                            3,075           3,225
Average Shares Outstanding                    7,124,000       7,086,000
========================================================================

*  See Note 10 in the Notes to Consolidated Financial Statements.




















Page 20                                                             1

Management's Discussion and Analysis of
Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES
The financial condition of the corporation remains strong with a working capital ratio of 2.7 to 1 at December 31, 1994 compared to 2.8 to 1 at December 31, 1993.

In the third quarter of 1994, the corporation recorded a $35.0 million pre-tax tax charge, or $21.0 million after tax, for increased environmental reserves, primarily related to the clean-up of a former wood treating site located at Panama, Oklahoma. Approximately 20% is expected to be spent in the next couple of years and most of the remediation will take place during a period 5 to 10 years from now. It is anticipated that approximately $7.0 to $10.0 million may be spent in the next twelve months for all environmental remediation and, accordingly, almost $10.0 million has been recorded in current Accrued Liabilities, an $8.0 million increase from the $1.9 million current accrual at December 31, 1993. In 1994, the corporation also received $6.2 million in recoveries from insurance and other parties. Environmental matters are discussed in greater detail in Note 6 of the Notes to Consolidated Financial Statements. The increases in the long-term Environmental Accrual, Deferred Tax and Other Current Assets and Net Deferred Tax and Other Assets balance sheet accounts resulted primarily from the third quarter environmental charge.

The corporation also recorded a fourth quarter charge of $6.2 million before tax, or $4.1 million after tax, to write down the assets of two non-core businesses that are disposition candidates to net realizable value, for subleasing the current corporate office space and for severance payments related to administrative staff reductions. The sublease and severance charges result from actions being taken to streamline and reduce the cost of administration.

In 1994, Joslyn acquired, for $2.5 million in cash, the assets of the Poleline Hardware Division of Stanley G. Flagg, a wholly-owned subsidiary of Amcast Industrial Corporation.
Other sources and uses of cash are summarized in the Consolidated Statement of Cash Flows.

Joslyn Corporation has no long-term debt. The $39.8 million of cash and cash equivalents, together with internally generated funds and unused lines of credit with a bank, should provide adequate liquidity and financial flexibility for 1995 and beyond to fund planned operations, environmental remedial expenditures, normal capital expansion and acquisitions. The corporation reduced its current lines of credit with banks in 1994 from $15.0 million to $10.0 million.

In addition to the balance sheet fluctuations related to the $35.0 million environmental charge, there were other changes. Receivables were $2.8 million higher due to greater sales in the last two months of 1994 than in the corresponding period of 1993 and some slower collections primarily related to certain international customers. Accounts Payable and Income Taxes were $1.6 million and $.9 million, respectively, lower than the comparable balances at December 31, 1993 due to timing differences.

Although inflation has not been a significant factor in the last several years, the corporation continually seeks to minimize its effects by controlling costs and improving productivity. Costs are passed on by increasing selling prices when competitive conditions permit.


RESULTS OF OPERATIONS 1994
Net sales in 1994 were $216.2 million or .7% lower than the 1993 net sales of $217.7 million. In 1994, there was a a net loss of $11.2 million compared to net income of $14.9 million in 1993, a decrease of $26.1 million, reflecting two charges totaling $25.1 million after tax. Excluding the two charges, net income was $13.9 million or 6.4% lower than net income in 1993 of $14.9 million. The charges have been previously discussed in the "Liquidity and Capital Resources" section of this analysis and are also discussed in Notes 6 and 10 in the Notes to Consolidated Financial Statements. Increases in both sales and operating income of the Utility Line Products business segment in 1994 were more than offset by decreases in the Electrical Switches and Controls business segment.

The Utility Line Products segment sales increased $8.4 million or 11.2% and its operating income increased $.5 million or 9.1% compared to 1993. There were general improvements in the sales volume of the product offerings, including new sales related to the Stanley G. Flagg product line acquired in the first quarter. The 9.1% improvement in operating income was achieved because the increase in sales more than compensated for some arrester production problems, shifts in product mix to lower margin products and start-up costs related to the Flagg acquisition.

The Electrical Switches and Controls business segment sales in 1994 decreased $9.9 million or 6.9% and its related operating income declined $3.9 million or 16.9% from 1993, before the $4.0 million charge in the fourth quarter discussed in Note 10 in the Notes to Consolidated Financial Statements. The income of this segment was further reduced by the $4.0 million charge to Other Expense, Net, to write down to net realizable value,















Page 22                                                             12
the assets of two non-core businesses that are disposition candidates. Joslyn Hi-Voltage contributed strong performances in both sales and operating income and Joslyn Jennings generated double digit improvements in both sales and operating income. These performances and other increases were more than offset by continuing weakness in the defense market businesses, where sales fell 11.4% and there was a sizable loss at Air-Dry Corporation. Power Products sales and earnings declined, especially in its international business where certain customers are reducing inventories and purchasing products locally. Sales of new products to replace maturing technologies did not materialize as early as expected at Joslyn Electronic Systems and resulted in lower sales and earnings.

The gross profit margin decreased to 26.0% in 1994 from 27.3% in 1993 primarily because of some shifts in sales mix and some unfavorable production variances.

Investment income in 1994 of $1.7 million increased $.4 million or 29.0%, primarily because of higher average interest rates.

The $5.1 million increase in other expense, net resulted from the $6.2 million charge discussed previously in this analysis and in Note 10 in the Notes to Consolidated Financial
Statements.

RESULTS OF OPERATIONS 1993
Net income of $14.9 million was 4% higher than in 1992 and was $2.10 per share. In 1993, sales of $217.7 million and income from business segments of $27.8 million were flat compared to 1992. Increases in the Electrical Switches and Controls segment of business offset decreases in the Utility
Line Products segment.

The Electrical Switches and Controls business segment sales of $142.7 million were $6.5 million or 4.7% greater than in 1992 and operating income of $22.8 million was $1.5 million or 7.1% greater than in 1992. Joslyn Jennings, acquired during the second quarter of 1992, made a significant contribution not only because it was included for the entire year in 1993, but also because its operating results improved. Joslyn Electronic Systems had an excellent year by increasing sales more than 14% and improving profit margins. Joslyn Hi-Voltage, Joslyn Clark Controls and Joslyn Sunbank had increased sales and earnings. Joslyn Power Products' sales and earnings were lower due to decreased volume related to significant competition and because of delays in obtaining new orders. Air-Dry and ADK Pressure Equipment operations had lower sales and earnings because of continued softness in defense and some areas of the telecommunications markets.

The Utility Line Products business segment had a difficult year with sales down $6.6 million from $81.7 million in 1992 and operating income down $1.7 million from $6.7 million in the prior year. The segment's markets were weak, which led to reduced sales and increased competition. In addition, operating inefficiencies and start-up problems were encountered due to closing the Birmingham, Alabama hardware plant and relocating the production to the Chicago, Illinois hardware plant.

The gross profit margin improved to 27.3% in 1993 from 26.3% in 1992 by selling higher margin products and reducing certain production costs.

Selling, distribution and administrative expense of $33.8 million increased $3.0 million over 1992, primarily because of the inclusion of Joslyn Jennings and Sierra for the entire year in 1993 versus a partial year in 1992, and increased research and development expense.

Other expense, net in 1993 includes charges related to plant consolidations and certain postemployment costs, as well as other miscellaneous charges.

In 1993, Congress enacted the Revenue Reconciliation Act of 1993 (RRA) which, among other things, increased the federal statutory tax rate to 35% retroactive to January 1, 1993.
In the third quarter of 1993, the corporation recorded the effects of the RRA which increased net income and earnings per share by approximately two cents ($.02) per share because the corporation has significant net deferred tax assets. The related tax benefit contributed to a portion of the improvement in the corporation's effective income tax rate from 36.2% in 1992 to 34.7% in 1993.


























Page 24                                                              13


Five-Year Comparative Financial Data
Joslyn Corporation and Subsidiaries

(dollar amounts in thousands
  except per share figures)              1994       1993**     1992        1991         1990
=================================================================================================
Summary of Operations
Net Sales                            $216,177   $217,707   $217,889    $203,736     $197,006
Income (Loss) before Income Taxes
  and Cumulative Effect of
  Change in Accounting                (20,430)*   22,770     22,408      20,480       (6,990)****
Cumulative Effect of Change
  in Accounting                            --         --         --      (6,268)***   (3,067)**
Net Income (Loss)                     (11,180)*   14,870     14,308       6,937      (14,057)**
Cash Dividends                          8,551      8,224      7,965       7,521        7,554
- -------------------------------------------------------------------------------------------------
Per Share Amounts
Income (Loss) before Cumulative
  Effect of Change in Accounting       $(1.57)    $ 2.10     $ 2.03      $ 1.87      $ (1.55)
Cumulative Effect of Change
  in Accounting                            --         --         --        (.89)***     (.43)**
Net Income (Loss)                       (1.57)      2.10       2.03        0.98        (1.98)**
Cash Dividends                           1.20       1.16       1.13        1.06 2/3     1.06 2/3
Book Value at End of Year               11.27      13.97      13.03       12.26        12.35
- -------------------------------------------------------------------------------------------------
Balance Sheet Data
Current Assets                       $119,625   $114,098   $107,761    $105,953    $  91,656
Current Liabilities                    43,666     41,057     42,833      44,289       32,187
Working Capital                        75,959     73,041     64,928      61,664       59,469
Net Property, Plant and Equipment      37,955     39,984     41,550      36,889       38,319
Total Assets                          177,504    162,282    158,159     149,607      136,842
Non-current Liabilities:
  Postretirement Medical Liability     14,712     13,990     13,229      10,831           --
  Environmental Accrual                38,500      8,000     10,000       8,000       17,500
Shareholders' Equity                   80,626     99,235     92,097      86,487       87,155
- -------------------------------------------------------------------------------------------------
Other Statistics
Number of Employees                     1,975      2,025      2,000       1,900        1,950
Number of Shareholders                  3,075      3,225      3,425       3,025        3,125
Average Shares Outstanding          7,124,000  7,086,000  7,045,000   7,047,000    7,083,000
=================================================================================================

   *Includes a charge of $35.0 million before taxes and $21.0 million after taxes for increased environmental reserves (See Note 6) and a charge of $6.2 million before taxes and $4.1 million after taxes to Other Expense, Net to write down two businesses and for costs related to the reduction of corporate expense (See Note 10).
  **The corporation adopted SFAS No. 109, "Accounting for
    Income Taxes", in 1993 (See Note 4) and elected to apply it retroactively to 1990.
 ***Relates to accounting change for postretirement medical
    benefits in 1991.
****Includes non-recurring charges of $23.5 million before taxes and $21.5 million after taxes, primarily related to a write-down of goodwill and other intangibles.



Common Stock Prices and Dividends

Shares Traded on the NASDAQ National Market System
									    (in dollars per share)
==================================================================================================
            					       1994                                                     1993
- -----------------------------------------------------------    -----------------------------------
		       1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr.                   1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr.
- -----------------------------------------------------------    -----------------------------------
Common Stock Prices:
  High Bid              25 1/4     25       31     27            27       28       27 1/2   25
  Low Bid               22 3/4     23       25     24 3/4        23 1/4   22 1/2   24 3/4   23 1/2
Cash Dividends         .30        .30      .30    .30           .29      .29      .29      .29
==================================================================================================

The bid market price quotations were obtained from the NASDAQ National Market System. The bid prices represent prices between broker-dealers, do not include retail markups and markdowns or any commission to the broker-dealers and may not reflect prices in actual transactions. The approximate number of holders of the corporation's common stock at March 1, 1995 was 3,050 (including employee shareholders under the Employees' Savings and Profit Sharing Plan, but excluding the number of shareholders of record whose shares are held in "nominee" or "street" name).

























Page 26                                                              14

Consolidated Statement of Income
Joslyn Corporation and Subsidiaries


For the Years Ended December 31,           1994           1993            1992
===============================================================================
Net Sales                          $216,177,000   $217,707,000    $217,889,000
- -------------------------------------------------------------------------------
Costs and Expenses:
Cost of Goods Sold                 $159,924,000   $158,232,000    $160,614,000
Selling, Distribution and
  Administrative Expense             34,013,000     33,842,000      30,875,000
Profit Sharing Expense                2,308,000      2,191,000       2,596,000
Interest Expense                        113,000        135,000         213,000
Investment (Income)                  (1,668,000)    (1,293,000)     (1,246,000)
Other Expense, Net                    6,917,000      1,830,000       2,429,000
Environmental Expense                35,000,000          -               -
- -------------------------------------------------------------------------------
Income (Loss) before Income Taxes  $(20,430,000)  $ 22,770,000    $ 22,408,000
Income Tax (Provision) Benefit        9,250,000     (7,900,000)     (8,100,000)
- -------------------------------------------------------------------------------
Net Income (Loss)                  $(11,180,000)  $ 14,870,000    $ 14,308,000
===============================================================================
Net Income (Loss) Per Share              $(1.57)         $2.10           $2.03
===============================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

























Page 27                                                              15

Consolidated Balance Sheet
Joslyn Corporation and Subsidiaries


December 31,                                               1994           1993
===============================================================================
Assets
- -------------------------------------------------------------------------------
Current Assets:
Cash and Cash Equivalents                          $ 39,775,000   $ 41,102,000
Receivables, Less Allowance ($1,582,000 in 1994
  and $1,116,000 in 1993) for Doubtful Accounts      28,482,000     25,676,000
Inventories                                          35,564,000     36,360,000
Deferred Tax and Other Current Assets                15,804,000     10,960,000
- -------------------------------------------------------------------------------
Total Current Assets                               $119,625,000   $114,098,000
Net Deferred Tax and Other Assets                    19,924,000      8,200,000
Net Property, Plant and Equipment                    37,955,000     39,984,000
- -------------------------------------------------------------------------------
Total Assets                                       $177,504,000   $162,282,000
===============================================================================
Liabilities and Shareholders' Equity
- -------------------------------------------------------------------------------
Current Liabilities:
Accounts Payable                                   $ 10,674,000   $ 12,308,000
Accrued Liabilities                                  30,548,000     25,454,000
Income Taxes                                          2,444,000      3,295,000
- -------------------------------------------------------------------------------
Total Current Liabilities                          $ 43,666,000   $ 41,057,000
- -------------------------------------------------------------------------------
Postretirement Medical Liability                   $ 14,712,000   $ 13,990,000
- -------------------------------------------------------------------------------
Environmental Accrual                              $ 38,500,000   $  8,000,000
- -------------------------------------------------------------------------------
Shareholders' Equity:
Common Stock, $1.25 Par Value;
  Authorized 20,000,000 Shares, Issued 7,154,000
  Shares in 1994 and 7,104,000 Shares in 1993      $  8,943,000   $  8,880,000
Retained Earnings                                    72,321,000     91,124,000
Equity Adjustments                                     (638,000)      (769,000)
- -------------------------------------------------------------------------------
Total Shareholders' Equity                         $ 80,626,000   $ 99,235,000
- -------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity         $177,504,000   $162,282,000
===============================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this balance sheet.








Page 28                                                              16


Consolidated Statement of Shareholders' Equity
Joslyn Corporation and Subsidiaries

										                                           Common Stock
                                   											       ------------          Equity      Retained
For the Three Years Ended December 31, 1994       Shares       Dollars    Adjustments   Earnings
===================================================================================================
Balance, December 31, 1991                        7,055,000   $8,818,000    $ 154,000  $77,515,000
  1992 Net Income                                        --           --           --   14,308,000
  1992 Cash Dividends ($1.13 Per Share)                  --           --           --   (7,965,000)
  Exercise of Stock Options                          84,000      105,000           --    1,398,000
  Purchase of Common Stock                          (92,000)    (115,000)          --   (1,817,000)
  Common Stock Transferred to Profit Sharing Plans   21,000       27,000           --      399,000
  Equity Adjustments                                     --           --     (730,000)          --
- ---------------------------------------------------------------------------------------------------
Balance, December 31, 1992                        7,068,000   $8,835,000    $(576,000) $83,838,000
  1993 Net Income                                        --           --           --   14,870,000
  1993 Cash Dividends ($1.16 Per Share)                  --           --           --   (8,224,000)
  Exercise of Stock Options                          43,000       54,000           --      794,000
  Purchase of Common Stock                          (17,000)     (21,000)          --     (392,000)
  Common Stock Transferred to Profit Sharing Plans   10,000       12,000           --      238,000
  Equity Adjustments                                     --           --     (193,000)          --
===================================================================================================
Balance, December 31, 1993                        7,104,000   $8,880,000    $(769,000) $91,124,000
  1994 Net (Loss)                                        --           --           --  (11,180,000)
  1994 Cash Dividends ($1.20 Per Share)                  --           --           --   (8,551,000)
  Exercise of Stock Options                          50,000       63,000           --      928,000
  Purchase of Common Stock                          (20,000)     (25,000)          --     (530,000)
  Common Stock Transferred to Profit Sharing Plans   20,000       25,000           --      530,000
  Equity Adjustments                                     --           --      131,000           --
===================================================================================================
Balance, December 31, 1994                        7,154,000   $8,943,000    $(638,000) $72,321,000
===================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.














Page 29                                                              17



Consolidated Statement of Cash Flows
Joslyn Corporation and Subsidiaries

For the Years Ended December 31,                                    1994           1993           1992
=======================================================================================================
Cash Flows from Operating Activities:
  Net Income                                                $(11,180,000)  $ 14,870,000   $ 14,308,000
  Adjustments to Reconcile Net Income to
    Net Cash Flows from Operating Activities:
      Depreciation and Amortization                            5,364,000      5,230,000      5,057,000
      Deferred Income Tax Provision (Benefit)                (16,777,000)         7,000      1,045,000
      Change in Assets and Liabilities, Net of
	Effects of Acquisitions and Dispositions:
	  (Increase)Decrease in Receivables                          (2,806,000)       588,000       (468,000)
	  Decrease(Increase) in Inventories                           2,418,000     (3,506,000)     3,154,000
	  (Decrease)Increase in Current Liabilities
	    except Current Environmental Accrual                     (5,371,000)    (1,725,000)     1,582,000
	  Increase(Decrease) in Current and Long-term
	    Environmental Accruals, Net                              38,487,000     (2,671,000)    (5,377,000)
	  Increase in Postretirement Medical
	    Liability                                                   722,000        761,000        899,000
	  Other, Net                                                    465,000         23,000     (2,517,000)
- -------------------------------------------------------------------------------------------------------
Net Cash Flows from Operating Activities                    $ 11,322,000   $ 13,577,000   $ 17,683,000
=======================================================================================================
Cash Flows from Investing Activities:
  Capital Expenditures                                      $ (3,434,000)  $ (3,428,000)  $ (2,742,000)
  Acquisitions of Businesses                                  (2,500,000)      (429,000)    (9,851,000)
  Proceeds from Sales of Property, Plant and
    Equipment and Dispositions                                   845,000        693,000      2,786,000
- -------------------------------------------------------------------------------------------------------
Net Cash Flows from Investing Activities                    $ (5,089,000)  $ (3,164,000)  $ (9,807,000)
=======================================================================================================
Cash Flows from Financing Activities:
  Cash Dividends                                           $ (8,551,000)  $ (8,224,000)  $ (7,965,000)
  Purchase of Joslyn Common Stock                              (555,000)      (413,000)    (1,932,000)
  Transfer of Joslyn Common Stock to Profit
    Sharing Plans                                               555,000        250,000        426,000
  Exercise of Stock Options                                     991,000        848,000      1,503,000
- -------------------------------------------------------------------------------------------------------
Net Cash Flows from Financing Activities                   $ (7,560,000)  $ (7,539,000)  $ (7,968,000)
=======================================================================================================
  Net (Decrease)Increase in Cash and Cash Equivalents      $ (1,327,000)  $  2,874,000   $    (92,000)
  Cash and Cash Equivalents at Beginning of Year             41,102,000     38,228,000     38,320,000
- -------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                   $ 39,775,000   $ 41,102,000   $ 38,228,000
=======================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.


Page 30                                                              18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JOSLYN CORPORATION and SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation: The Consolidated Financial Statements include accounts of the corporation and all subsidiaries, after elimination of intercompany accounts and transactions.

Cash and Cash Equivalents:   Cash and cash equivalents of $39,775,000 and
$41,102,000 at December 31, 1994 and 1993, respectively, include cash equivalents which are highly liquid investments with original maturities or put dates of three months or less. They are recorded at cost which approximates market.

Also included in this balance sheet caption are equity securities, all of which are classified as "available-for-sale", as defined in Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This new standard, which became effective in 1994 on a prospective basis, was adopted by the corporation in the first quarter of 1994 and requires certain securities to be recorded at market and their unrealized holding gains or losses to be recorded in shareholders' equity. (See the Equity Adjustments section of this note.) Joslyn's available-for-sale securities have a market value of $3,727,000 and $4,704,000 and an aggregate cost of $3,793,000 and $4,089,000 on December 31, 1994 and 1993, respectively. At December 31, 1994 and December 31, 1992, there were immaterial gross unrealized gains and immaterial gross unrealized losses. At December 31, 1993, there were gross unrealized gains of $633,000 and immaterial gross unrealized losses. SFAS No. 115 also requires several new disclosures about investments, if they are material. None of these disclosures are material.

At December 31, 1994 and 1993, cash and cash equivalents also included $1,984,000 and $608,000, respectively, of restricted funds used to guarantee a self-insurance program with an insurance company.

Equity Adjustments: Included in equity adjustments are cumulative foreign currency translation adjustments, pension liability adjustments and a valuation reserve required by SFAS No. 115 in 1994 to adjust investments classified as available-for-sale securities from cost to market. The valuation reserve at December 31, 1994 and the net change for 1994 was an immaterial debit of $40,000. The cumulative foreign currency translation adjustments at December 31, 1994, 1993 and 1992 were debit balances of $364,000, $260,000 and $131,000, respectively. The pension liability adjustments consisted of debit balances of $234,000, $509,000 and $445,000 at December 31, 1994, 1993 and
1992, respectively.

Inventories: At December 31, 1994 and 1993, inventories of $18,190,000 and $18,424,000, respectively, are valued using the last-in, first-out (LIFO) method. The remaining inventories are valued at the lower of first-in, first-out (FIFO) cost or market. If FIFO inventory methods had been used for all inventories, the December 31, 1994 and 1993 inventories would have been $9,440,000 and $9,069,000 higher, respectively. During 1994, 1993 and 1992, certain inventories were reduced, which resulted in a liquidation of some LIFO inventories valued at lower costs prevailing in prior years. These liquidations resulted in increasing income before taxes by immaterial amounts in 1994 and 1993 and by $875,000 in 1992.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss from disposition is recognized. Maintenance and repair costs are expensed when incurred and were $4,483,000, $4,261,000 and $3,650,000 in 1994,
1993 and 1992, respectively.

Research and Development: Costs related to research and development activities are charged against income as incurred. These costs were approximately $6,400,000 in 1994, $6,200,000 in 1993 and $5,000,000 in 1992.

Cash Flow Information: Cash paid for interest was $113,000 in 1994, $135,000 in 1993 and $212,000 in 1992. Cash paid for income taxes was $10,029,000 in 1994, $7,999,000 in 1993 and $5,737,000 in 1992.

Net Income Per Share: Net income per share of common stock was computed based on weighted average shares of 7,124,000 in 1994, 7,086,000 in 1993 and 7,045,000 in 1992.

2.  FINANCING ARRANGEMENTS:
At December 31, 1994, 1993 and 1992, the corporation had unused lines of credit established with banks of $10.0 million, $15.0 million and $17.5 million, respectively, that may be drawn as needed. The lines of credit were not used during 1994, 1993 or 1992. In connection with the line of credit agreements, the corporation was not required to maintain compensating cash balances in 1994 or 1993. In 1992, the corporation maintained an immaterial cash balance on certain unused credit lines and paid fees on certain other unused credit lines. The corporation has complied with the compensating cash balance requirements of all credit agreements with banks.




















Page 32                                                             19

3.  PROFIT SHARING AND PENSION BENEFITS:
Most domestic subsidiaries of Joslyn participate in one of two Profit Sharing Plans. The plans distribute Unit Contributions primarily in relationship to covered compensation and years of service. For both plans, Company Unit Contributions are at the discretion of the Board of Directors of each participating corporation and are related to profit sharing income, as defined, for each Company Unit. Company Unit Contributions are made partly in cash and partly in common stock of Joslyn Corporation. The plans have similar provisions requiring one year of service for eligibility and five years of service for vesting. Each member of the Profit Sharing Plans is entitled to vote the number of Joslyn Corporation shares allocated to that member's account. Additionally, a 401(k) savings feature is part of the plans which provides proportionate, fully-vested, Company matching contributions. Profit sharing expense for both plans was $2,308,000 in 1994, $2,191,000 in 1993 and $2,596,000 in 1992.

Additional retirement benefits are provided through a frozen non-contributory, defined benefit pension plan for eligible domestic, salaried employees of participating units. Effective December 31, 1988, this plan was frozen and no employees may qualify for participation in the plan thereafter. Benefits are based on years of service and an average of the five highest consecutive years of defined compensation, both as accrued at the plan freeze date. No amounts were contributed in 1994, 1993 and 1992 because of the full funding limitation in the 1974 Employee Retirement Income Security Act (ERISA). If a qualified defined benefit pension plan is terminated and all accrued liabilities to employees and their beneficiaries are satisfied, in general, all remaining assets in the plan's trust may revert to the employer as income, subject to significant excise and income taxes.

Joslyn Clark Controls, Inc. and Joslyn Jennings Corporation each also has a non-contributory, defined benefit pension plan for eligible hourly employees. The benefits are based on negotiated amounts per year of service. The corporation's funding policy is to make the contribution required by ERISA.

The three pension plans include provisions limiting benefits in accordance with the Internal Revenue Code and ERISA. The assets of the three pension plans consist primarily of stocks and bonds in a Master Trust account which is managed by an independent investment manager.

Following is a schedule reconciling the aggregate funded status of the pension plans with the amounts included in the applicable consolidated balance sheet:









Page 33



                                                     																         (in thousands)
- -----------------------------------------------------------------------------------------------
											                                  As of                      As of
										                             October 1, 1994            October 1, 1993
- -----------------------------------------------------------------------------------------------
									                                   Overfunded  Underfunded    Overfunded  Underfunded
									                                     		  Plan        Plans          Plan        Plans
- -----------------------------------------------------------------------------------------------
Assets and Obligations:
  Plan Assets at Fair Value                   $ 40,594      $ 3,499      $ 41,391      $ 3,385
  Accumulated Benefit Obligation *             (29,481)      (3,866)      (32,740)      (4,258)
- -----------------------------------------------------------------------------------------------
Plan Assets in Excess of (Less than)
  Benefit Obligation                          $ 11,113      $  (367)     $  8,651      $  (873)
===============================================================================================
Vested Benefit Obligation *                   $(28,675)     $(3,650)     $(31,866)     $(3,981)
===============================================================================================
Funded Status:
  Plan Assets at Fair Value                   $ 40,594      $ 3,499      $ 41,391      $ 3,385
  Projected Benefit Obligation *               (29,481)      (3,866)      (32,740)      (4,258)
  Items Not Yet Recognized
    in Earnings:
    Unrecognized Net Asset at
      January 1, 1985 being
      Recognized over 14 Years                  (1,468)        (113)       (1,813)        (141)
    Unrecognized Net (Gain) Loss                (6,037)         556        (3,385)       1,053
    Unrecognized Prior Service Cost                -            156           -            173
    Adjustment to Recognize Minimum
      Liability                                    -           (543)          -         (1,042)
- -----------------------------------------------------------------------------------------------
Prepaid (Accrued) Pension Cost                $  3,608      $  (311)     $  3,453      $  (830)
===============================================================================================

* Actuarial present values










Page 34                                                              20

The discount rate used in determining the actuarial present value of the projected benefit obligation as of October 1, 1994 was 7.50% and as of October 1, 1993 and 1992 was 6.25%. The expected long-term rate of return on assets for 1994, 1993 and 1992 was 8.0%.

The components of net pension income (cost) in 1994, 1993 and 1992 are as follows:
                                    											(in thousands)
- --------------------------------------------------------------
							                               1994      1993     1992
- --------------------------------------------------------------
Service Costs-Benefits
  Earned During the Period         $  (213)  $  (218) $  (314)
Interest Cost on Projected
  Benefit Obligation                (2,286)   (2,231)  (2,187)
Actual Return on Plan Assets         1,521     3,004    4,189
Net Amortization and Deferrals         965      (549)  (1,664)
- --------------------------------------------------------------
Net Pension (Cost) Income          $   (13)  $     6  $    24
==============================================================

4. INCOME TAXES:
In the 1994 third quarter, Joslyn recorded a charge of $35.0 million for increased environmental reserves, as discussed in Note 6, and a related deferred tax benefit of $14.0 million. In the 1994 fourth quarter, Joslyn recorded a $6.2 million charge to other expense, as discussed in Note 10, and a related deferred tax benefit of $2.1 million.

In the third quarter of 1993, Congress enacted the Revenue Reconciliation Act of 1993 (RRA) which, among other things, increased the federal statutory rate from 34% to 35% retroactively to January 1, 1993. In the 1993 third quarter, the corporation recorded the tax effects of the RRA which increased net income and earnings per share by approximately two cents ($.02) per share. The increase reflects the benefits related to the corporation's significant net deferred tax assets.

Income (loss) before income taxes consists of the following:

                                      									(in thousands)
- --------------------------------------------------------------
								                               1994     1993     1992
- --------------------------------------------------------------
Domestic                           $(21,268) $20,409  $20,467
Foreign                                 838    2,361    1,941
- --------------------------------------------------------------
                     							       $(20,430) $22,770  $22,408
==============================================================

The provision for income taxes consists of the following:

                                     											(in thousands)
- --------------------------------------------------------------
								                               1994     1993     1992
- --------------------------------------------------------------
Current:
  U.S. Federal                     $  5,843  $ 5,801  $ 5,318
  Foreign                               222      787      594
  State and Local                     1,462    1,305    1,143
- --------------------------------------------------------------
							                            $  7,527  $ 7,893  $ 7,055
- --------------------------------------------------------------
Deferred:
  U.S. Federal                     $(13,923) $    (6) $   822
  Foreign                                59       15       46
  State and Local                    (2,913)      (2)     177
- --------------------------------------------------------------
					                          	   $(16,777) $     7  $ 1,045
- --------------------------------------------------------------
Total Income Tax
  Provision (Benefit)              $( 9,250) $ 7,900  $ 8,100
==============================================================




















Page 36                                                             21

A reconciliation of the statutory U.S. federal income tax
rates to the corporation's effective income tax rates is as
follows:
- --------------------------------------------------------------
                                									 1994    1993    1992
- --------------------------------------------------------------
Expected Tax Rates                      (35.0)%  35.0%   34.0%
State Income Taxes, Net of
  Federal Income Tax                     (4.6)    3.9     4.1
Tax Reductions Related to:
  Foreign Sales Corporation              (1.3)   (1.5)   (1.4)
  U.S. Tax-exempt Interest               (1.6)   (1.2)   (1.2)
  Research and Development
    Credit                               (0.9)   (0.5)   (0.4)
U.S. Taxes on Foreign Operations           -      0.2     0.1
All Other, Net                           (1.9)   (1.2)    1.0
- --------------------------------------------------------------
Effective Tax Rates                     (45.3)%  34.7%   36.2%
==============================================================

Deferred tax assets and liabilities arise from the tax effects of timing differences in the recognition of income and expenses for financial statement and tax purposes. Significant deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:

                                        								(in thousands)
- --------------------------------------------------------------
						                                   				1994        1993
- --------------------------------------------------------------
Assets:
  Postretirement Medical                  $ 5,994     $ 5,077
  Environmental Matters                    18,867       3,705
  Other Employee Benefits                   1,658       1,868
  Warranties                                1,073       1,421
  All Other                                 5,480       4,063
- --------------------------------------------------------------
Gross Deferred Tax Assets                 $33,072     $16,134
Valuation Allowance                          (200)       (200)
- --------------------------------------------------------------
							                               		  $32,872     $15,934
==============================================================
Liabilities:
  Depreciation                            $ 4,190     $ 4,552
  Pension                                   1,327       1,246
- --------------------------------------------------------------
Gross Deferred Tax Liabilities            $ 5,517     $ 5,798
==============================================================

The corporation's policy is to provide deferred U.S. federal income taxes on the undistributed cumulative income of its foreign subsidiaries, to the extent that foreign tax credits are not available. The corporation's tax credit carry-forwards are not significant.

5. STOCK OPTIONS:
The shareholders have approved two stock option plans for key employees which include Incentive Stock Options (ISOs), non-qualified stock options and non-qualified stock options with tandem stock appreciation rights. Stock options granted after 1991 and ISOs do not have tandem stock appreciation rights. These plans provided for a maximum of 2,081,250 shares that could be delivered upon exercise of stock options and stock appreciation rights (SARs). Stock options and SARs are granted at the market value of the corporation's stock on the date of grant. Options granted prior to 1990 and in 1994 are exercisable not less than six months nor more than ten years after the date of the grant. Options granted from 1990 through 1993 are exercisable not less than six months nor more than five years after the date of the grant.

An SAR entitles an option holder to elect to receive, in lieu of the exercise of an option and without payment to the corporation, an amount equal to the difference between the option price and the market value of the common stock on the date the right is exercised. This amount may be paid in cash, in common shares, or in a combination thereof, subject to approval of a committee of non-participants. Immaterial expense in 1994 and 1993 and expense of $282,000 in 1992 are included in other expense, net with respect to SARs. The corporation made payments or issued stock related to the exercise of SARs as follows:

- --------------------------------------------------------------
Year                    Number of Rights         Option Prices
- --------------------------------------------------------------
1994                       10,073              $14.92 to 19.50
1993                       12,435               15.29 to 21.17
1992                       45,764               14.92 to 21.17
==============================================================


















Page 38                                                             22

A summary of activity in the plans is presented below:

- -------------------------------------------------------------------------------
											                                           Stock Options and
											                                       Stock Appreciation Rights
                                    											  Shares         Option Prices
===============================================================================
Options Outstanding, December 31,1991            322,092        $13.09 to 21.17
  Granted in 1992                                134,431         21.17 &  27.00
  Exercised in 1992                             (129,308)        14.92 to 21.17
  Cancelled in 1992                               (7,812)        19.50 to 21.17
- -------------------------------------------------------------------------------
Options Outstanding, December 31, 1992           319,403        $13.09 to 27.00
  Granted in 1993                                 77,808         24.75
  Exercised in 1993                              (56,067)        14.92 to 21.17
  Cancelled in 1993                               (3,054)        13.09 &  18.63
- -------------------------------------------------------------------------------
Options Outstanding, December 31, 1993           338,090        $14.92 to 27.00
  Granted in 1994                                 65,665         25.50
  Exercised in 1994                              (59,747)        14.92 to 27.00
  Cancelled in 1994                                 -                  -
- -------------------------------------------------------------------------------
Options Outstanding, December 31, 1994           344,008        $14.92 to 27.00
===============================================================================
Options Exercisable at:
   December 31, 1994                             278,343        $14.92 to 27.00
   December 31, 1993                             260,282         14.92 to 27.00
===============================================================================

6. ENVIRONMENTAL AND LEGAL MATTERS:
The corporation previously operated wood treating facilities that chemically preserved utility poles, pilings and railroad ties. All such treating operations were discontinued or sold prior to 1982. These facilities used wood preservatives that included creosote, pentachlorophenol and chromium-arsenic-copper. While preservatives were handled in accordance with all appropriate procedures called for at the time, subsequent changes in environmental laws now require the generators of these spent preservatives to be responsible for the cost of remedial actions at the sites where spent preservatives have been deposited.

In the 1994 third quarter, Joslyn recorded an environmental charge of $35.0 million ($21.0 million after tax or $2.95 per share) for increased environmental reserves. The 1994 charge relates principally to the clean-up of a former wood treating site located at Panama, Oklahoma. Joslyn was first notified by the U.S. Environmental Protection Agency (USEPA) in July 1994 that it is a potentially responsible party (PRP) at the Oklahoma site. Joslyn sold the site in 1955, after operating it for 16 years. Although one prior and three subsequent owners have operated a wood treating facility at the site, it initially appears that Joslyn may be the only significant financially viable PRP and Joslyn's insurance coverage during such period may be minimal. Joslyn believes that approximately 20% of the remediation costs at the Oklahoma site will be expended over the next couple of years and that most of the remediation will take place during a period five to ten years from now.

Determining Joslyn's ultimate cost associated with remediating former wood treating sites is subject to many variables, including the availability of economical remediation technologies, the volume of contaminated soil, contributions from other PRPs, insurance recoveries and changes in applicable laws and regulations. Joslyn's investigation of the Oklahoma site is still in the preliminary stages. Most of the charge reflects an estimate prepared by Joslyn's environmental consultants of the costs for environmental response at the Oklahoma site, based on the limited data about the Oklahoma site that is currently available, Joslyn's experience with nearly completed clean-ups and recent actions by USEPA at other sites. This estimate assumes that Joslyn will be allowed to apply the remediation technologies at the Oklahoma site that it has applied elsewhere. Certain of such technologies are among the least expensive of various alternatives. The balance of the charge reflects estimates of Joslyn's exposure at certain other locations, for which very little information is available, that are not currently known to be under investigation by environmental agencies. Accordingly, there can be no assurance that Joslyn's estimates of its environmental liabilities will not change. For instance, if technologies other than those assumed to be available are utilized at the Oklahoma site, or if the volume of contaminated soil at that site is significantly greater than that suggested by preliminary data, remediation costs could more than double.

In addition to the $35.0 million charge taken in 1994, Joslyn currently has a $13.5 million reserve remaining (after expenditures and recoveries, including $6.2 million received in 1994 from insurance and other sources) from a $30.0 million charge in 1987 for estimated remediation costs for known sites then under investigation by environmental agencies. None of the 1987 charge relates to the sites covered by the 1994 charge.





























Page 40                                                             23

As of December 31, 1994, the corporation has environmental accruals of approximately $48.5 million. It is anticipated that approximately $7.0 million to $10.0 million may be spent in 1995 on clean-up and related activities. Consequently, approximately $10.0 million is classified as a current liability and the remaining $38.5 million of the reserve is classified as a long-term liability at December 31, 1994.

There were expenditures of approximately $2.7 million, $2.8 million and $15.0 million in 1994, 1993 and 1992, respectively, on environmental clean-up and related activities, of former wood treating sites. There were recoveries from insurance and other parties of $6.2 million, $0.1 million and $9.6 million in 1994, 1993 and 1992, respectively. The total charge to expense in 1994 was $35.0 million and there were no charges to expense in 1993 and 1992 related to the environmental accruals.

Joslyn Manufacturing Co., a subsidiary of the corporation, is a defendant in a class action tort suit. The suit alleges exposure to chemicals and property devaluation resulting from wood treating operations previously conducted at a Louisiana site. Both the size of the class and the damages are unspecified. The corporation has tendered the defense of the suit to its insurance carrier. The corporation believes that it may have adequate insurance coverage for the litigation, however, because of the above uncertainties, the corporation is unable to determine at this time the potential liability, if any.

The corporation is involved in various other claims, legal actions and complaints arising in the normal course of business. It is the opinion of Management that such actions and claims will not have a material adverse effect on the results of operations or financial condition of the corporation.


7. POSTRETIREMENT MEDICAL BENEFITS:
The corporation and its participating domestic subsidiaries provide optional health care benefits for retired employees under a frozen contributory plan. Employees may become eligible for these benefits if they were employed by the corporation at the defined retirement age, were employed at least ten years and were hired prior to January 1, 1989. The benefits are subject to deductibles, co-payment provisions and other limitations, which are amended periodically. Also, the corporation assumed a frozen retiree medical coverage plan as a result of its acquisition of the Jennings business in 1992. The following data is for these coverages in aggregate. These benefits are discretionary and are not a commitment to long-term benefit payments. The plans are funded as claims are paid.

The net periodic postretirement medical benefit cost for 1994, 1993 and 1992 was as follows:

                                    											(in thousands)
- --------------------------------------------------------------
						                          1994        1993         1992
- --------------------------------------------------------------
Service Cost                  $  475     $   434      $   486
Interest Cost                    851         762          889
Other                            (66)        (93)         (25)
- --------------------------------------------------------------
Net Medical Benefit Cost      $1,260     $ 1,103      $ 1,350
==============================================================

The accumulated postretirement medical benefit obligation at December 31, 1994 and 1993 was as follows:

                                    											(in thousands)
- --------------------------------------------------------------
									                                  1994         1993
- --------------------------------------------------------------
Retirees                                 $ 3,975      $ 4,129
Fully Eligible Active Plan Participants    1,551        1,138
Other Active Plan Participants             5,604        6,049
- --------------------------------------------------------------
Total Accumulated Medical Obligation     $11,130      $11,316
Unrecognized Net Gain                      3,599        2,816
- --------------------------------------------------------------
Accrued Medical Benefit Cost             $14,729      $14,132
==============================================================

The assumed health care cost trend rate used in the calculation for measuring the accumulated postretirement medical benefit obligation was 13.1% in 1994 and 15.4% in 1993. This rate was assumed to decrease by 2.3% per year to 8.5% in 1996 and remain at that level thereafter. The effect on the accumulated medical benefit obligation at January 1, 1994 of a one-percentage-point increase for each year in the health care cost trend rate used would result in an increase of $2,039,000 in the total obligation and a $226,000 increase in the aggregate service and interest cost components of the 1994 expense.
The weighted average discount rates used to determine the accumulated postretirement medical benefit obligation as of December 31, 1994 and 1993 were 8% and 7%, respectively.


























Page 42                                                             24

8.  ACQUISITIONS:
In the first quarter of 1994, Joslyn acquired, for $2.5 million in cash, the assets of the Poleline Hardware Division of Stanley G. Flagg, a wholly-owned subsidiary of Amcast Industrial Corporation. Flagg products consist of fiberglass conductor support systems and malleable and ductile iron poleline hardware for use on electrical power and telephone systems. The assets were relocated to a Joslyn Manufacturing Co. plant in Chicago, Illinois from Stowe, Pennsylvania. Revenues from the Flagg products in 1994 were approximately
$5.5 million.

In the second quarter of 1993, Joslyn Jennings Corporation purchased a vacuum capacitor product line from EEV Limited in Chelmsford, England. The product line was relocated to Joslyn Jennings' facility in San Jose, California. The purchase price was not material.

In April 1992, Joslyn Corporation purchased, for cash, the stock of Lear Siegler Jennings Corp., a San Jose, California based manufacturer of high-voltage vacuum products and telecommunications test instrumentation. A wholly-owned subsidiary of Joslyn Corporation also purchased certain real estate, some of which is being used in the business and some of which was sold in 1993. The corporation paid $9.9 million for this acquisition.

Each of these acquisitions was accounted for by the purchase method. The operating results of these acquisitions are included in the corporation's consolidated financial statements from the date of acquisition.

9. SHAREHOLDERS' RIGHTS:
The corporation has a Shareholders' Right attached to each share of common stock. Each Right entitles the holder to buy from the corporation one newly issued share of common stock at an exercise price of $60. The Rights become exercisable upon the acquisition of a certain percentage of corporation stock or a tender offer or exchange offer for corporation stock by a person or group. The corporation is entitled to redeem the Rights at $.05 per Right at any time prior to fifteen days after a public announcement that a person or group has acquired a certain percentage of the corporation's common stock. Depending on the occurrence of certain specific events, each exercisable Right, other than Rights held by the acquiring party, either entitles the holder to purchase the corporation's common stock at an adjusted per-share price equal to 20% of the then market price or entitles the holder to purchase a share of the acquiring company common stock at a 50% discount. The Rights will expire on March 3, 1998.

10. OTHER EXPENSE, NET:
In the fourth quarter of 1994, the corporation recorded a charge to Other Expense, Net of $6.2 million before taxes, $4.1 million after taxes, or $.58 per share. The pre-tax charge includes 1) a $4.1 million charge to write down to estimated net realizable value the net assets of two businesses that are disposition candidates and 2) a charge of $2.1 million primarily for estimated losses on subleasing the corporation headquarters and severance costs for staff reductions.

Other Expense, Net in 1993 and 1992 includes primarily charges related to plant consolidations and to actions to eliminate marginal products as part of management's continuing effort to simplify the organization, reduce costs and improve efficiencies. In 1992, the expenses were partially offset by a gain on the sale of certain property.

Also included in 1994, 1993 and 1992 are certain post-employment benefit expenses and other miscellaneous items.

11. DETAILS OF CONSOLIDATED BALANCE SHEET:

                              									    (in thousands)
- ----------------------------------------------------------
							                              		1994         1993
- ----------------------------------------------------------
Inventories:
  Finished Goods                    $  7,703     $  6,788
  Work in Process                     13,893       11,407
  Raw Materials                       13,968       18,165
- ----------------------------------------------------------
	                            							$ 35,564     $ 36,360
==========================================================
Deferred Tax and
  Other Current Assets:
    Deferred Tax Assets             $ 11,816     $  8,693
    Other Current Assets               3,988        2,267
- ----------------------------------------------------------
                             							$ 15,804     $ 10,960
==========================================================
Net Deferred Tax and
  Other Assets:
    Net Deferred Tax Assets         $ 15,539     $  1,443
    Other Assets                       4,385        6,757
- ----------------------------------------------------------
				                            				$ 19,924     $  8,200
==========================================================
Net Property, Plant and Equipment:
  Land                              $  7,525     $  7,525
  Buildings                           24,942       24,510
  Machinery and Equipment             49,857       47,768
  Construction in Progress               760          486
- ----------------------------------------------------------
					                            			$ 83,084     $ 80,289
  Less Accumulated Depreciation       45,129       40,305
- ----------------------------------------------------------
					                            			$ 37,955     $ 39,984
==========================================================
Accrued Liabilities:
  Reserve for Environmental Matters $  9,876     $  1,889
  Accrued Wages, Bonuses and
    Vacation Expenses                  3,696        3,616
  Accrued Taxes, Other than
    Income Taxes                       1,435        1,543
  Accrued Warranties and
    Workers' Compensation              4,427        6,088
  Advance Payments                     1,430        2,279
  Other Accrued Liabilities            9,684       10,039
- ----------------------------------------------------------
                          						    $ 30,548     $ 25,454
==========================================================





Page 44                                                             25

12. SEGMENT OF BUSINESS REPORTING:
The operations of the corporation are divided into the following business segments for financial reporting purposes:

Electrical Switches and Controls: Includes power quality protection and control products and power switches and related controls. Electronic protection equipment, high-voltage vacuum products, sulfur hexafluoride switches and switchgear are designed and produced primarily for use by the electric utility, telecommunications and industrial markets. These products include electronic transient suppression devices, telecommunications test instrumentation, monitor systems and control equipment, electric switching and interrupting systems, vacuum capacitors, relays, starters, contactors, fire pump controllers, dehydration products and electrical connector accessories.

Utility Line Products: Includes power and communication line protection and support products. Construction and maintenance materials and electric power protection equipment are designed and produced principally for electric power distribution and for overhead telephone communication lines. These products are manufactured and assembled from metal, polymers, fiberglass, engineered materials and porcelain and include hardware, earth anchors, power surge arresters, cable accessories, electrical terminating devices and other products. In addition, the corporation sells complementary goods produced by other manufacturers.

Intersegment sales are not material. Foreign operations of the corporation, which are not material, are located in Canada and primarily serve markets in that country. No single customer accounts for 10% or more of the corporation's sales. General corporate assets are principally cash and cash equivalents, land and deferred tax and other assets.


Financial information by business segments is as follows:
                                                                 									 (in thousands)
- ---------------------------------------------------------------------------------------
							                                         Net    Income from  Identi-               Capital
							                                      Customer   Business    fiable    Depreci-   Expendi-
                                 							       Sales    Segments    Assets      ation      tures
- ---------------------------------------------------------------------------------------
1994
=======================================================================================
Electrical Switches and Controls  $132,776    $14,879    $69,226     $3,278     $2,200
Utility Line Products               83,401      5,467     31,365      1,905      1,112
General Corporate                    -          -         76,913        130        122
- ---------------------------------------------------------------------------------------
Consolidated                      $216,177    $20,346   $177,504     $5,313     $3,434
=======================================================================================
1993
- ---------------------------------------------------------------------------------------
Electrical Switches and Controls  $142,677    $22,781    $74,649     $3,134     $2,092
Utility Line Products               75,030      5,012     31,391      1,912      1,305
General Corporate                    -          -         56,242        132         31
- ---------------------------------------------------------------------------------------
Consolidated                      $217,707    $27,793   $162,282     $5,178     $3,428
=======================================================================================
1992
- ---------------------------------------------------------------------------------------
Electrical Switches and Controls  $136,217    $21,276  $  71,648     $2,780     $1,804
Utility Line Products               81,672      6,679     33,614      2,025        898
General Corporate                    -          -         52,897        154         40
- ---------------------------------------------------------------------------------------
Consolidated                      $217,889    $27,955   $158,159     $4,959     $2,742
=======================================================================================




Export sales from the corporation's United States operations to unaffiliated customers were as follows:
                                        						(in thousands)
- --------------------------------------------------------------
				                         			   1994       1993       1992
- --------------------------------------------------------------

Asia                            $10,173    $11,249    $13,584
Europe                            8,391      9,333      7,047
Western Hemisphere               11,310      9,635      8,708
Other                             1,645      2,805      3,148
- --------------------------------------------------------------
Total                           $31,519    $33,022    $32,487
==============================================================



Page 46                                                              26

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):
The following table sets forth certain unaudited quarterly financial information for 1994 and 1993:

                                    					(in thousands except per share figures)
- -------------------------------------------------------------------------------
												   1994
- -------------------------------------------------------------------------------
									                                            				 *       **
				                          			 1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr.     Total
- -------------------------------------------------------------------------------
Net Sales                         $53,919  $54,472  $55,803  $51,983  $216,177
Gross Profit                       14,768   14,476   15,010   11,999    56,253
Net Income (Loss)                   3,746    3,356  (17,000)  (1,282)  (11,180)
Net Income (Loss) Per Share           .53      .47    (2.39)    (.18)    (1.57)
===============================================================================

- -------------------------------------------------------------------------------
											                                          1993
- -------------------------------------------------------------------------------
                     							      1st Qtr. 2nd Qtr. 3rd Qtr. 4th Qtr.     Total
- -------------------------------------------------------------------------------
Net Sales                         $57,430  $56,111  $53,689  $50,477   $217,707
Gross Profit                       15,736   15,460   14,187   14,092     59,475
Net Income                          3,918    3,940    3,832    3,180     14,870
Net Income Per Share                  .55      .56      .54      .45       2.10
===============================================================================
 *  Environmental charge discussed in Note 6.
**  Special Charge to Other Expense, Net discussed in Note 10.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Joslyn Corporation:

We have audited the accompanying consolidated balance sheets of Joslyn Corporation (an Illinois corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joslyn Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                           									   ARTHUR ANDERSEN LLP

Chicago, Illinois
February 8, 1995

Page 47                                                              27